UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35158 / March 20, 2024

In the Matter of

Barings Corporate Investors
Barings Global Short Duration High Yield Fund
CI Subsidiary Trust
Barings Participation Investors
PI Subsidiary Trust
Barings LLC
Massachusetts Mutual Life Insurance Company
C.M. Life Insurance Company
Barings Finance LLC
Tower Square Capital Partners IV, L.P.
Tower Square Capital Partners IV-A, L.P.
Barings BDC, Inc.
Energy Hardware Holdings, Inc.
SIC Investment Holdings LLC
Barings Private Credit Corporation
Barings Capital Investment Corporation
BCIC Holdings, Inc.
Barings Private Equity Opportunities and Commitments Fund
Barings Global Credit Fund (LUX) – Segregated Loan Account 5
Barings Segregated Loans 5 S.À R.L.
BAYVK R Private Debt SCS, SICAV-FIS
BAYVK R PD 1 Loan S.À R.L.
Barings Umbrella Fund plc – Barings European High Yield Bond Fund
Barings Global Investment Funds plc – Barings European Loan Fund
Barings European Loan Limited
BCF Europe Funding Limited
BCF Senior Funding I Designated Activity Company
BCF Senior Funding I LLC
MassMutual Global Floating Rate Fund
Barings Umbrella Fund plc – Barings Global High Yield Bond Fund
Barings Global Investment Funds 2 plc – Barings Global High Yield Credit Strategies Fund
Barings Global High Yield Credit Strategies Limited
Barings Global Investment Funds plc – Barings Global Loan Fund
Barings Global Loan Limited

Barings Global Credit Fund (LUX) – Barings Global Private Loan Fund
Barings Global Private Loans 1 S.À R.L.
Barings Umbrella Fund plc – Barings Global Senior Secured Bond Fund
Barings CMS Fund, LP
Barings Umbrella Fund plc – Barings U.S. High Yield Bond Fund
Barings Direct Lending 2018 LP
Barings European Direct Lending 1 L.P.
Barings European Direct Lending 1 S.À R.L.
Barings Global Credit Fund (LUX) – Barings European Private Loan Fund II
Barings European Private Loans 2 S.À R.L.
Barings Global Credit Fund (LUX) – Barings European Private Loan Fund III
Barings European Private Loans 3 S.À R.L.
Barings Global Credit Fund (LUX) – Barings European Private Loan Fund III (A)
Barings European Private Loans 3A S.À R.L.
Barings Global Investment Funds plc – Barings Global Loan and High Yield Bond Fund
Barings Global Loan and High Yield Bond Limited
Barings Global Investment Funds plc - Barings Global Loan Select Responsible Exclusions Fund
Barings Global Loan Select Responsible Exclusions Limited
Barings Global Credit Fund (LUX) – Barings Global Private Loan Fund 2
Barings Global Private Loans 2 S.À R.L.
Barings Global Credit Fund (LUX) – Barings Global Private Loan Fund 3
Barings Global Private Loans 3 S.À R.L.
Barings Global Private Loan Fund 4 SCSp
Barings Global Private Loans 4 S.À R.L.
Barings Global Private Loan Fund 4(S) SCSp
Barings Global Private Loans 4(S) S.À R.L.
Barings Global Credit Fund (LUX) – Segregated Loan Account 3
Barings Segregated Loans 3 S.À R.L.
Barings Global Credit Fund (LUX) – Segregated Loan Account 1
Barings Segregated Loans 1 S.À R.L.
Barings Global Credit Fund (LUX) – Segregated Loan Account 2
Barings Segregated Loans 2 S.À R.L.
Barings Global Investment Funds plc - Global Private Loan Strategy Fund 1
Barings Global Private Loan Strategy 1 Limited
Barings Global Credit Fund (LUX) – Segregated Loan Account 4
Barings Global Credit Fund (LUX) – Segregated Loan Account 6
Barings Segregated Loans 6 S.À R.L.
Barings SLA 6 LLC
Barings SS4 (LUX) LLC
Barings Umbrella Fund (LUX) – Barings Global Special Situations Credit Fund 4 (LUX) Fund
Barings Global Special Situations Credit 4 (LUX) S.À R.L.
Barings Global Credit Fund (LUX) – Barings Global Special Situations Credit Fund 3

Barings Global Special Situations Credit 3 S.À R.L.
Barings Global Umbrella Fund - Barings Developed and Emerging Markets High Yield Bond Fund
Barings - MM Revolver Fund LP
Barings North American Private Loan Fund (Cayman)-A, L.P.
Barings North American Private Loan Fund, L.P.
Barings North American Private Loan Fund (Cayman), LP
Barings Small Business Fund, L.P.
Barings Middle Market CLO Ltd. 2017-I
Barings CLO Ltd. 2018-I
Barings CLO Ltd. 2018-II
Barings CLO Ltd. 2018-III
Barings CLO Ltd. 2018-IV
Barings Middle Market CLO Ltd. 2018-I
Barings CLO Ltd. 2019-I
Barings CLO Ltd. 2019-II
Barings CLO Ltd. 2019-III
Barings Middle Market CLO Ltd. 2019-I
Barings CLO Ltd. 2020-1
Barings CLO Ltd. 2020-IV
Barings CLO Ltd. 2021-I
Barings CLO Ltd. 2021-II
Barings CLO Ltd. 2021-III
Barings Middle Market CLO Ltd. 2021-I
Barings CLO Ltd. 2016-II
Babson CLO Ltd. 2014-I
Barings CLO Ltd. 2015-I
Barings CLO Ltd. 2016-I
Barings CLO Ltd. 2017-I
Barings U.S. High Yield Collective Investment Fund
MassMutual High Yield Fund
MassMutual Ascend Life Insurance Company
MassMutual Trad Private Equity LLC
Barings Global Investment Funds plc - Global Multi-Credit Strategy Fund 1
Barings Global Multi-Credit Strategy 1 Limited
Barings Global Investment Funds 2 plc - Global Multi-Credit Strategy Fund 3
Barings Global Multi-Credit Strategy 3 Limited
Barings Global Investment Funds plc - Global Multi-Credit Strategy Fund 4
Barings Global Multi-Credit Strategy 4 Limited
BME SCSp
BME Investment S.À R.L.
Barings North American Private Loan Fund II (Cayman)-A, LP
NAPLF (Cayman)-A Senior Funding I LLC
Barings North American Private Loan Fund II (Cayman), L.P.
NAPLF (Cayman) Senior Funding I LLC
Barings North American Private Loan Fund II (Unlevered), L.P.

NAPLF Senior Funding I LLC
NAPLF (Cayman)-A Senior Funding II LLC
NAPLF (Cayman) Senior Funding II LLC
OTPP - BNAPLF II LP
OTPP - BNAPLF II Funding LP
Barings Global Special Situations Credit Fund 4 (Delaware) L.P.
Tryon Street Funding III Ltd.
Barings Global Investment Funds plc - European Loan Strategy Fund 1
Barings European Loan Strategy 1 Limited
BPC Funding LLC
BPCC Holdings, Inc.

300 South Tryon Street, Suite 2500
Charlotte, NC 28202

(812-15488)

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Barings Corporate Investors, et al. filed an application on July 20, 2023, and amendments to the
application on October 25, 2023, and December 4, 2023, requesting an order to amend a prior
order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and
rule 17d-1 under the Act ("Prior Order"). The Prior Order permitted certain joint transactions
otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. In
particular, the Prior Order permitted certain business development companies and closed-end
management investment companies (collectively, the "Regulated Funds") to co-invest in
portfolio companies with each other and with certain affiliated investment entities.

On February 14, 2024, a notice of the filing of the application was issued (Investment Company
Act Release No. 35131). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Barings Corporate Investors, et al. (File No. 812-15488) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.